NOTE A - ORGANIZATION, NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING
         POLICIES

Bradley Pharmaceuticals, Inc. (the "Company") is a Delaware corporation founded in 1985. The Company's primary business activity is the marketing of various pharmaceutical products (primarily dermatology, nutritional, respiratory, and internal medicine), which have been acquired through the purchase of trademark rights and patents. The products are sold either over-the-counter or by prescription throughout the United States and to distributors in selected international markets.

A summary of the significant accounting policies of the Company applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of Consolidation

The consolidated financial statements include the accounts of Bradley Pharmaceuticals, Inc. and its wholly-owned subsidiaries, Doak Dermatologics Inc. ("Doak"), Bradley Pharmaceuticals Overseas, Ltd. (a foreign sales corporation), and Bradley Pharmaceuticals (Canada) Inc. All intercompany transactions have been eliminated in consolidation.

2. Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid securities having an original maturity of three months or less at the time of purchase.

3. Accounts Receivable and Material Customers

The Company extends credit on an uncollaterized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's five largest customers accounted for an aggregate of approximately 88% and 79% of accounts receivable at December 31, 2000, and 1999, respectively. The following table presents a summary of sales to significant customers as a percentage of the Company's total revenues:

               Customer                       2000               1999
               --------                       ----               ----

     Cardinal Health, Inc.                     19%                12%
     Bergen Brunswig Corporation               16%                24%
     Quality King, Inc.                        16%                10%
     McKesson HBOC, Inc.                       11%                17%

Supplemental information on the accounts receivable balances at December 31, 2000 and 1999 are as follows:

                                              2000               1999
                                              ----               ----
     Accounts receivable
       Trade                               $7,796,715        $6,183,300
       Other                                  142,491            30,871
                                            ---------         ---------
                                            7,939,206         6,214,171
                                            ---------         ---------
     Less allowances:
     Chargebacks and rebates                2,322,404         1,475,933
     Allowance for doubtful accounts          246,152           266,905
                                            ---------         ---------
                                            2,568,556         1,742,838
                                            ---------         ---------

     Accounts receivable,
       net of allowances                   $5,370,650        $4,471,333
                                           ==========        ==========

4. Inventory

Inventory, consisting principally of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

5. Prepaid Samples and Materials

The Company capitalizes certain product samples and promotional materials. These items are charged to operations in the period in which they are distributed to customers.

6. Property and Equipment

Property and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method over a period ranging from 5 to 7 years for equipment, 3 to 5 years for furniture and fixtures and the lesser of 10 years or the life of the lease for leasehold improvements.

7. Intangible Assets

The costs of noncompete agreements, goodwill, license agreements, and purchased trademarks and patents are capitalized and amortized on a straight-line basis to operations over their estimated useful lives.

The estimated amortization periods for other intangible assets are as follows:
10 to 20 years for goodwill, 10 years for license agreements, 17 years (or the remaining life at the time of purchase, if shorter) for patents, 10 to 25 years for trademarks and 3 years for noncompete agreements.

The Company follows Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to be Disposed Of." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, management assesses the recoverability of the asset. Management compares the cash flows, on an undiscounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred.

During 2000, the Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of its product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed its future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a noncash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of operations, had no impact on the Company's cash flow. No impairment loss was recorded for 1999.

8. Accrued Expenses

Supplemental information on the accrued expenses at December 31, 2000 and 1999 are as follows:

                                          2000                1999
                                          ----                ----
     Employee compensation          $   798,649          $   143,275
     Other                            1,013,475            1,888,751
                                      ---------            ---------
     Accrued expenses               $ 1,812,124          $ 2,032,026
                                      =========            =========


9. Revenue Recognition

Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments for discounts, rebates to customers, returns, and chargebacks.

10. Risks, Uncertainties and Certain Concentrations

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, government regulation, manufacturing disruptions, competition, reliance on certain customers and vendors, absence of redundant facilities, and credit risk.

The Company is potentially subject to concentrations of credit risk, which consist principally of cash and cash equivalents and trade accounts receivable. The cash and cash equivalent balances at December 31, 2000 and 1999 were principally held by one institution, and are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2000 and 1999, two wholesale customers accounted for approximately $4,408,000 and $2,980,000 or 57% and 48%, respectively, of the total accounts receivable balance.

Approximately 12% and 24% of the Company's net sales for the years ended December 31, 2000 and 1999 were derived from sales of its DECONAMINE(R) products. The Company cannot predict the date Deconamine(R)SR status will change from a prescription product to an over-the-counter product as mandated by the United States Food and Drug Administration, ("FDA"). Based upon information obtained from the FDA, the Company believes the status as a prescription product will not change in the foreseeable future.

The CARMOL(R) product line accounted for approximately 41% and 22% of the 2000 and 1999 net sales, respectively. Changes in the performance of our CARMOL(R) product line, consequently, will have a material effect on future operations.

For the year ended December 31, 2000, five vendors that manufacture and package products for the Company accounted for approximately 13%, 13%, 12%, 11% and 11% each of the Company's cost of goods sold. For the year ended December 31, 1999, one vendor that manufacture and package products for the Company accounted for 10% of the Company's cost of goods sold. No other vendor, packager or manufacturer accounted for more than 9% of the Company's cost of goods sold for 2000 or 1999. The Company currently has no manufacturing facilities of its own and, accordingly, is dependent upon maintaining its existing relationship with its vendors or establishing new vendor relationships to avoid a disruption in the supply of products to supply inventory. There can be no assurance that the Company would be able to replace its current vendors without any disruption to operations.

The Company had export sales of approximately 11% and 9% of its net sales for the years ended December 31, 2000 and 1999, respectively.

11. Net Income (Loss) Per Common Share

The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share ("SFAS 128") which specifies the compilation, presentation and disclosure requirements for income (loss) per share for entities with publicly held common stock or instruments which are potentially common stock.

12. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return.

Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

13. Reclassifications

Certain reclassifications have been made to the 1999 financial statements in order to conform to the current presentation.

14. Using Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate for chargebacks, rebates and the determination of useful lives of intangibles represent particularly sensitive estimates.

15. Chargebacks and Rebates

Chargebacks and rebates are based on the difference between the prices at which the Company sells its products (principally DECONAMINE(R)SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded an accrual for chargebacks and rebates of $2,322,000 and $1,476,000 at December 31, 2000 and 1999, respectively, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company. At
December 31, 2000, the Company reclassified its presentation of chargebacks and rebates from accrued expenses to a reduction of accounts receivable. Previously reported amounts have been reclassified to conform to the current years classification.

The Company's analysis of the trend in actual chargebacks and rebates resulted in an decrease in the percentage used to adjust gross sales to net sales during the year ended December 31, 1999, resulted in increase in net sales and profit in the amount of $464,000.

16. Advertising

The Company expenses advertising costs as incurred. Total advertising costs charged to expense amounted to approximately $2,260,000 and $2,714,000 for the years ended December 31, 2000 and 1999, respectively.

17. Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation."

18. New Accounting Standards

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 138 ("SFAS 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133." SFAS No. 138 was issued to address a limited number of issues causing implementation difficulties for entities that apply SFAS No.
133, "Accounting for Derivative Instruments and Hedging Activities," issued in June 1998. SFAS No. 133 and SFAS No. 138 require that all derivatives be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income/(loss) or other comprehensive income/(loss), depending on the designated purpose of the derivative. The Company is required to and will adopt SFAS No. 133 and SFAS No. 138 in the first quarter of 2001. Based on the Company's current activities, the Company does not believe that adoption of these pronouncements will have a material impact on the Company's results of operations, cash flows or financial position.

In March 2000, the FASB released Interpretation No. 44, "Accounting for
Certain Transactions Involving Stock Compensation, An Interpretation of
APB Opinion No. 25." The interpretation became effective on July 1, 2000, but in some circumstances applies to transactions that occurred prior to the effective date. Under the interpretation, stock options that are repriced must be accounted for as variable-plan arrangements until the options are exercised, forfeited or expired. This requirement applies to any options repriced after December 15, 1998. The adoption of the interpretation had no impact on the accompanying financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 had no impact on the accompanying financial statements.


NOTE B - INTANGIBLE ASSETS

Intangible assets are summarized as follows:


                                          December 31,       December 31,
                                             2000               1999
                                             ----               ----


                                  Cost     Accumulated      Cost    Accumulated
                                  ----     Amortization     ----    Amortization
                                           ------------             ------------

Trademarks.........           $18,135,614   $10,593,725 $18,135,614  $6,018,144
Patents............             1,327,454     1,231,750   1,327,454   1,211,758
Licenses...........               124,886        96,720     124,886      84,240
Goodwill...........             1,266,099       826,429   1,265,490     697,798
Covenants not to compete..        162,140       162,140     162,140     162,140
                               ----------    ----------  ----------   ---------

                              $21,016,193   $12,910,764 $21,015,584  $8,174,080


Intangible assets arose principally from the Doak acquisition (Note C) and the following significant transactions.


1. TRANS-VER-SAL(R) Acquisition

On March 30, 1993, the Company acquired from Tsumura Medical, a division of Tsumura International, Inc., all technical, proprietary and distribution rights to five specialized dermal patch products currently used in the treatment of warts ("TRANS-VER-SAL(R)"). Of the total purchase price, $866,250 was attributed to trademarks with an estimated life of 20 years.

2. DECONAMINE(R) Acquisition

On December 10, 1993, the Company acquired from Berlex Laboratories, Inc. ("Berlex"), a subsidiary of Schering AG, all technical, proprietary rights, distribution rights, including trademarks and registrations to an allergy and decongestant remedy called DECONAMINE(R) ("DECONAMINE(R)").

The total amount of consideration issued for the DECONAMINE(R) acquisition is as follows: (1) Cash paid for 1993- $6,000,000; 1994- $2,000,000;
1996- $2,660,000; 1997- $1,650,000  (2) Common stock issued for 1996- 1,000,000 shares; and 1997- 450,000 shares (3) Warrants issued for 1997- 750,000 warrants with an exercise price of $1.25 initially expiring on September 19, 2001, are subject to certain anti-dilution provisions. Of the total purchase price, $12,962,994 was attributed to trademarks with an estimated life of 20 years.

During 2000, the Company recorded an impairment loss relating to the DECONAMINE(R) trademark. As a result of the Company's strategic review process of its product lines and related intangible assets, the Company determined that an event or circumstance occurred. The Company changed its future sales forecast for the product during April 2000 after it became apparent that significant marketing attention during the Fourth Quarter 1999 had minimal impact on the product's sales. Consequently, the fair value of the DECONAMINE(R) trademark was calculated on the basis of discounted estimated future cash flows and resulted in a noncash charge of $3,897,000. This charge, which has been recorded in the consolidated statement of income, had no impact on the Company's cash flow.

Additionally during 2000, the Company revised its estimate of the useful life of DECONAMINE(R). The Company believes that a remaining useful life of 13 years is appropriate.

3. PAMINE(R) Acquisition

In February 1994, the Company acquired from Pharmacia Corporation all United States manufacturing, packaging and proprietary rights, including all trademarks, registrations, marketing data, and customer lists of PAMINE(R) tablets, methscopalamine bromide, used in connection with the treatment of peptic ulcers. Of the total purchase price, $251,000 was allocated to trademarks with a useful life of 15 years.

4. CARMOL(R) Acquisition

In June 1994, the Company acquired from Syntex (U.S.A.) Inc. ("Syntex"), packaging, quality control, stability, drug experience, file history, customer lists and marketing rights, titles and interests, including all U.S. trademarks to CARMOL(R) 10 and CARMOL(R) 20 (nonprescription total body moisturizers) and CARMOL(R) HC (a prescription moisturizer containing hydrocortisone) (the "CARMOL(R) Products"). The Company agreed to pay Syntex a 3% royalty on sales of CARMOL(R) Products, commencing June 10, 1997 for a period of seven years.
Of the total purchase price, $495,000 was allocated to trademarks with a useful life of 10 years.

5. ACIDMANTLE(R) Acquisition

In May 1996, the Company acquired from Novartis Pharmaceuticals Corp. ("Novartis") the trademark rights to the ACIDMANTLE(R) skin treatment line, including the manufacturing, marketing and distribution rights within the United States and Puerto Rico. Approximately $100,000 of the purchase price remains due at December 31, 2000. The majority of the Purchase Price of $900,000 was attributed to trademarks with an estimated life of 10 years.

6. BRONTEX(R) Acquisition

In October 1998, the Company acquired from Procter & Gamble Pharmaceuticals, Inc. ("P&G") all technical information, know-how, formulae, processes, clinical studies, trade secrets, confidential and/or proprietary information, documents and/or materials, customer lists, technology, formulations, specifications, stability protocols and product impurity data, testing data and analytical methods and other information relating to an antitussive/expectorant remedy called BRONTEX(R) ("BRONTEX(R)"). The majority of the purchase price of $1,842,000 was attributed to trademarks with an estimated life of 15 years.

During 2000, the Company revised its estimate of the useful life of BRONTEX(R). The Company believes that a remaining useful life of 13 years is appropriate.


NOTE C - ACQUISITION OF DOAK PHARMACAL CO., INC.

In 1994 and 1995, the Company acquired the shares of Doak Pharmacal Co., Inc. ("Doak"), for approximately $1,349,000. Doak was a publicly traded company engaged in the manufacture and sale of over-the-counter cosmetic dermatologic products and ethical dermatologic products. The acquisition was accounted for as a purchase. Goodwill resulting from this purchase totaling approximately $1,266,000 is being amortized over ten years.


NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:


                                          Year ended             Year ended
                                      December 31, 2000      December 31, 1999

Furniture and Fixtures                $     599,449          $     560,708
Equipment                                   570,841                538,161
Leasehold Improvements                       19,783                 19,783
                                       ------------           ------------
                                          1,190,073              1,118,652

Accumulated Depreciation                   (935,292)              (820,408)
                                       ------------           ------------
                                      $     254,781          $     298,244




NOTE E - INCOME TAXES

The provision for income tax expense (benefit) is as follows:


                                          Year ended             Year ended
                                       December 31, 2000      December 31, 1999

Current

     Federal                                $560,000               $268,000
     State                                    85,000                 92,000
                                             -------                -------
                                             645,000                360,000

Deferred

     Federal                                (958,000)                  -
     State                                   (85,000)                  -
                                             -------                -------
                                          (1,043,000)                  -
                                           ---------                -------

                                         $  (398,000)            $  360,000


The following is a summary of the items giving rise to deferred tax assets at December 31, 2000 and 1999.


                                                2000                  1999
                                                ----                  ----


Current


     Allowance for doubtful accounts    $     91,000            $   99,000
     Allowance on sales                      234,000               193,000
     Inventory reserves and
       capitalization                        341,000                99,000
     Accrued expenses                         22,000                73,000
                                         -----------             ---------

                                             688,000               464,000
                                         -----------             ---------


Long-term

     Amortization of intangibles and
       fixed assets                        1,398,000               129,000
                                         -----------             ---------


Total deferred tax assets                  2,086,000               593,000
                                         -----------             ---------


Less valuation allowance                  (1,043,000)             (593,000)
                                         -----------             ---------
                                       $   1,043,000          $  ---------










During the Fourth Quarter 2000, the Company determined that a 50% valuation allowance on its deferred tax assets is appropriate. The Company believes that its projections of future taxable income makes it more likely than not that such deferred assets will be realized. A full valuation allowance had been recorded at December 31, 1999, which reflected the uncertainty of the future utilization of these tax benefits.

The difference between the actual Federal income tax expense and the amount computed by applying the prevailing statutory rate to income before income taxes is reconciled as follows:


                                           Year ended          Year ended
                                       December 31, 2000    December 31, 1999
                                       -----------------    -----------------



Tax at statutory rate                       (34.0%)               34.0%
State income tax expense, net of
  Federal tax effect                          2.3                  6.6
Change in valuation allowance                18.3                   -
Other                                        (2.8)                (1.5)
                                            ------                -----

Effective tax rate                          (16.2%)               39.1%



NOTE F -REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

On April 7, 1999, the Company entered into a loan agreement with LaSalle Business Credit, Inc. ("LaSalle") that is comprised of a $5 million revolving asset-based credit facility and a $2.5 million acquisition note for future product acquisitions. In order to close this new loan agreement with LaSalle, the Company paid in full the outstanding loan balance and early termination penalties to The CIT Group/Credit Finance, Inc. ("CIT") of approximately $1.6 million, using a portion of the availability from the new revolving credit facility. Advances under this new revolving credit facility are calculated pursuant to a formula, which is based on the Company's then "eligible" accounts receivable and inventory levels. Advances under the $2.5 million acquisition note are pursuant to the Company finding a potential acquisition and receiving LaSalle's final approval. At the execution date, this new loan agreement had an initial term of three years, required an annual fee, and was subject to an unused credit line percentage fee of one quarter of one percent (.25%). Interest accrued on amounts outstanding under this new loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility and plus 2% for the amount outstanding for the acquisition note. The Company's obligations under this new loan have been collateralized by the Company's grant to LaSalle of a lien upon, and the pledge of a security interest to the Company's prior lien with CIT, which consists of substantially all assets of the Company. As of December 31, 1999, $1,350,000 was available under the revolving asset credit facility.

The loan agreement with LaSalle includes various restrictive covenants prohibiting the Company with certain limited exceptions, from, among other things, incurring additional indebtedness and paying dividends, substantial asset sales and certain other payments. The loan agreement also contains financial covenants including net worth, minimum net loss, interest coverage ratio, debt service ratio, and earnings before interest, taxes, depreciation, and amortization ("EBITDA").

As of June 30, 1999 and December 31, 1999, the Company was in violation of the net worth covenant and EBITDA covenant, respectively, which have been waived by LaSalle.

On February 7, 2000, the Company borrowed $1,161,000 from the acquisition note in order to satisfy the note payable that was in connection with the acquisition of BRONTEX(R).

As of March 31, 2000, the Company was in violation of the net worth covenant, interest coverage ratio covenant, debt service coverage ratio covenant, and EBITDA covenant, which have been waived by LaSalle.

On June 19, 2000, LaSalle amended the Loan Agreement by reducing future funding through the use of the acquisition note by $1 million, decreasing the revolving asset-based credit facility by $1.5 million, increasing the interest rate by 1/2% for the acquisition note, increasing the interest rate by 1/2% for the revolving asset-based credit facility, and altered some covenants to more favorable terms.

The amended Loan Agreement is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note. Interest now accrues on amounts outstanding under this Loan Agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus
1 1/2% for the revolving credit facility (11% as of December 31, 2000) and plus 2 1/2% for the amount outstanding for the acquisition note (12% as of December 31, 2000).

The Company had $578,000 and $919,000 in borrowings issued under the revolving asset-based line of credit and the acquisition note at December 31, 2000, respectively, with a remaining availability pursuant to a borrowing base of $2,922,000 from the revolving line of credit and $411,000 from the acquisition note. As of December 31, 2000, the Company was in compliance with LaSalle's covenants.




Long-term debt consists of the following:



                                        December 31, 2000    December 31, 1999
                                        -----------------    -----------------

Installment note due 2001 (a)           $      60,084        $      60,084
Installment note due 2001 (b)                  91,323              174,725
Promissory note due 2000 (c)                      -              1,083,530
Capital lease obligations (d)                  53,876               71,556
Acquisition note (e)                          919,228



Other installment notes                         1,701                1,701
                                         ------------         ------------


                                            1,126,212            1,391,596
Less:  current maturities                    (464,643)          (1,228,674)
                                         ------------         ------------


                                         $    661,569         $    162,922



(a) The note payable, which originated in August 1991 in connection with the acquisition of a trademark (DUADACIN(R)), calls for interest only, at the rate of 10% commencing August 1992, and quarterly installments consisting of principal and interest in the amount of $6,865 for the eight-year period commencing November 1993. This note is collateralized by the trademark assigned to the Company.

(b) The note payable, which originated in May 1996 in connection with the acquisition of a trademark (ACIDMANTLE(R)) is noninterest bearing and is payable in installments of $250,000 in May 1997, and $100,000 each per year from May 1998 through 2001. Interest at an annual rate of 9.5% has been imputed for this note. The seller has been granted a security interest in the assets acquired by the Company.

(c) The note payable, which originated in October 1998 in connection with the acquisition of a trademark (BRONTEX(R)) was paid in February 2000 by utilizing the acquisition note with LaSalle.

(d) The capital lease obligations consist of a forklift and automobile lease payable in monthly installments of $1,928 through April 2002 and $1,225 from April 2002 through March 2004.

(e) The acquisition note arose in February 2000 as a result of repayment of the note payable in connection with the acquisition of the trademark BRONTEX(R). Interest accrues on amounts outstanding under the acquisition note at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 2 1/2% (12% as of December 31, 2000).

The annual maturities of long-term debt are $465,000 due in 2001, $644,000 due in 2002, $14,000 due in 2003 and $3,000 due in 2004. Because of the nature of the Company's debt, it is impractical to determine its fair value.





NOTE G - RELATED PARTY TRANSACTION


1. Transactions With an Affiliated Company

During the years ended December 31, 2000 and 1999, the Company received administrative support services (consisting principally of advertising services, mailing, copying, financial services, data processing and other office services) which were charged to operations from Banyan Communications Group, Inc. ("Banyan"), an affiliate, in the amount of $215,190 and $197,800, respectively.

2. Transactions With Shareholders

The Company leases office facilities in Fairfield, New Jersey from Daniel and Iris S. Glassman, directors and shareholders of the Company. The lease is for the period from February 1, 1998 to January 31, 2003 for 14,100 square feet of office and warehouse space. The rent expense, including an allocated portion of real estate taxes, was approximately $225,000 and $224,000 for the years ended December 31, 2000 and 1999, respectively.

On January 3, 2000, the Company advanced $100,000 to Daniel Glassman, pursuant to a promissory note bearing interest at 8.25% per annum. The accrued interest and principal is due in full, three years from the execution date, except that fifty percent of all future bonus payments will be applied first to accrued interest, then to principal.

NOTE H -SHAREHOLDERS' EQUITY

The Company's authorized shares of common stock are divided into two classes, of which 26,400,000 shares are common stock and 900,000 shares are Class B common stock. The rights, preferences and limitations of the common stock and the Class B common stock are equal and identical in all respects, except that each common stock share entitles the holder thereof to one vote upon any and all matters submitted to the shareholders of the Company for a vote, and each Class B share entitles the holder thereof to five votes upon certain matters submitted to the shareholders of the Company for a vote.

Both common stock and Class B common stock vote together as a single class upon any and all matters submitted to the shareholders of the Company for a vote, provided, however, that the holders of common stock and holders of Class B common stock vote as two separate classes to authorize any proposed amendment to the Company's Certificate of Incorporation, which affects the rights and preferences of such classes. So long as there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of Class B common stock vote as a separate class to elect a majority of the directors of the Company (who are known as "Class B Directors"), and the holders of common stock and voting preferred stock, if any, vote together as a single class to elect the remainder of the directors of the Company.


The Board of Directors may divide the preferred stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences and limitations of any series of preferred stock. The Board of Directors may increase or decrease the number of shares initially fixed for any series, but no such decrease shall reduce the number below the number of shares then outstanding and shares duly reserved for issuance.

1. Stock Repurchase Plan

In January 1997, the Company announced a program to repurchase up to 400,000 shares of the outstanding common stock in open market transactions over 24 months. In January 1999, the Company completed the program and began another program to repurchase an additional 600,000 shares of the outstanding common stock in open market transactions or a cumulative repurchase of 12% over the next 36 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's matching contributions to the 401(k) Plan. During 2000, the Company acquired 25,000 shares at a cost of $32,000 and in 1999 the Company acquired 429,000 shares at a cost of $580,000.

2. Incentive and Non-Qualified Stock Option Plan

Under the 1990 Stock Option Plan, 2,600,000 shares of common stock are reserved for issuance. This plan expired upon the adoption of the 1999 Incentive and Non-Qualified Stock Option Plan; however, as of December 31, 2000 some options under this Plan remain outstanding.

During 1999, the Board of Directors adopted the 1999 Incentive and Non-Qualified Stock Option Plan, reserving 3,250,000 shares of common stock for
issuance.   The plan will expire on January 31, 2010, but options may remain outstanding past this date. As of December 31, 2000, 2,812,000 shares were available for grant.

The number of shares covered by each outstanding option, and the exercise price, must be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, stock split, or the payment of a stock dividend, and are summarized as follows:





                                                              Weighted
                                                               Average
                                              Number of       Exercise
                                               Options          price
                                               -------          -----


Balance, January 1, 1999                      1,298,945         $1.43
     Granted                                    327,000          1.29
     Exercised                                   (5,000)          .69
     Canceled or forfeited                     (309,375)         1.46
                                              ---------         -----


Balance, December 31, 1999                    1,311,570         $1.37
     Granted                                    455,589          1.59
     Exercised                                   (5,000)          .69
     Canceled or forfeited                     (425,173)         1.23
                                              ---------         -----


Balance, December 31, 2000                    1,336,986         $1.50



As of December 31, 2000, options outstanding for 1,067,252 shares were exercisable at a weighted average price of $1.49, and the weighted remaining contractual life was 4.4 years. As of December 31, 1999, options outstanding for 974,436 shares were exercisable at a weighted average price of $1.37, and the weighted remaining contractual life was 3.8 years. During 2000 and 1999, no compensation cost was charged to operations for options granted to nonemployees. There were 103,577 options outstanding to nonemployees at December 31, 2000, of which 100,877 were exercisable. There were 103,577 options outstanding to nonemployees at December 31, 1999, of which 97,677 were exercisable. Options issued typically vest over 3 years and have expiration dates ten years after issuance for employees and five years for board members and employees that have over 10% ownership.

The following table summarizes option data as of December 31, 2000:

                            Number             Weighted
                         Outstanding           Average
Range Of Exercise           as of              Remaining
Prices                   December 31,          Contractual
--------                    2000                  Life
                            ----                  ----


$  .68 - $ 1.40             545,844                4.4
  1.41 -   3.65             791,142                4.4
                           --------
                          1,336,986


                            Number
  Weighted                Exercisable          Weighted
  Average                    as of             Average
  Exercise                December 31,         Exercise
   Price                     2000               Price
   -----                     ----               -----


    1.20                   392,244               1.20
    1.71                   675,008               1.66
                          --------
                         1,067,252



The fair value of each option granted has been estimated on the grant date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimated fair value:


      Dividend yield                            0%
      Risk-free interest rate                   6.0%
      Expected life after vesting period
        Directors and officers                  4 years
         Others                                 2 years
      Expected volatility -
         through December 1, 1995               60%
         December 2, 1995 - through
           December 31, 2000                    90%


Had compensation cost been determined under SFAS No. 123, net income (loss) and net income (loss) per share would have been as follows:


                                                   Year ended December 31,
                                                   2000               1999
                                                   ----               ----

Net income (loss)
    As reported                              $ (2,062,832)       $   560,562
    Pro forma for SFAS No. 123 adjustment      (2,383,352)           476,945



Net income (loss) per share
    As reported
       Basic & Diluted                            $(.26)              $.07
    Pro forma for SFAS No. 123 adjustment
       Basic & Diluted                            $(.30)              $.06


The weighted average fair value of options granted during 2000 and 1999 was $ 1.59 and $ 1.29, respectively.

The exercise price of all options granted during the years ended December 31, 2000 and 1999 equaled or was greater than the market price on the grant date. During 2000, $15,000 of compensation expense was charged to operations for warrants issued to non-employees, which is included in the reserved shares listed below.

3. Reserved Shares

The following table summarizes shares of common stock reserved for issuance at December 31, 2000:



        Reserved for                                                Number
        ------------                                                Of shares
                                                                    Issuable
                                                                    --------


Warrants to Stern Stewart for consulting services
     (expiring October 1, 2001)                                       70,000
Warrants to NetWorld Capital, Inc. for consulting services
     (expiring July 9, 2008)                                           8,500
Warrants to Berlex Laboratories, Inc.
     (expiring September 19, 2001) (a)                               750,000
Warrants for consulting services
     (expiring September 14, 2003)                                     1,500
Warrants for consulting services
     (expiring September 14, 2004)                                     1,500
Warrants for consulting services
     (expiring July 31, 2003)                                         32,766
1990 and 1999 Stock Option Plans                                   1,336,986
                                                                   ---------

                                                                   2,201,252


(a) Expiration date is subject to certain anti-dilution provisions that may change the expiration date beyond the date noted above.


NOTE I - COMMITMENTS AND CONTINGENCIES

1. Leases

The Company leases office facilities in Fairfield, New Jersey from Daniel and Iris S. Glassman, directors and shareholders of the Company, and warehouse facilities in Fairfield, New Jersey; and office facilities in Chicago, Illinois. The Company vacated its leased manufacturing space in Westbury, New York in 1999.

The lease on the Fairfield, New Jersey facility, head quarters, is for a period from February 1, 1998 to January 31, 2003 for 14,100 square feet of office and warehouse space, with an option to renew and also includes payments of electric, water and sewer and the allocated portion of the real estate taxes. Rent expense, including an allocated portion of real estate taxes, was approximately $225,000 and $224,000 for the years ended December 31, 2000 and 1999, respectively.

The lease on the Fairfield, New Jersey 6,000 square foot warehouse, is for a period from February 1, 1999 to January 31, 2001, with an option to renew and also includes payments of electric, water and sewer, insurance, and common area maintenance. Rent expense was approximately $50,000 and $45,000 for the years ended December 31, 2000 and 1999, respectively.

Approximate aggregate minimum annual rental commitments, including rent and real estate taxes, are as follows: $260,000 for 2001, $235,000 for 2002, $19,000 for 2003, none for 2004, and none for 2005. Total rent expense for the years ended December 31, 2000 and 1999 were $282,000 and $331,000, respectively.

2. Distribution Arrangement

The Company has a distribution arrangement with a third party public warehouse located in Tennessee to warehouse and distribute substantially all of its products. This arrangement provides that the Company will be billed based on invoiced sales of the products distributed by such party, plus certain additional charges.

3. Legal Proceedings

The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position.

4. Defined Contribution 401(k) Plan

The Company has a defined contribution 401(k) plan whereby the Company matches employee contributions up to 25% of the employee's first 6% of contributions with shares of the Company's common stock held in Treasury. Contributions of $46,000 and $44,700 incurred for the year ended December 31, 2000 and 1999, respectively.

5. Recent Government Regulations

On November 3, 2000, the Company was informed by the Department of Health & Human Services of recent developments relating to phenylpropanolamine (PPA). The Agency's Nonprescription Drugs Advisory Committee (NDAC) determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant. Based on these recent developments, Food and Drug Administration
(FDA) intends to initiate rulemaking to classify PPA as nonmonograph (not generally recognized as safe and effective) for OTC use. Also, FDA has significant concerns about the continued use of PPA in prescription drug products, and therefore intends to take action to remove PPA from prescription drug products.

The Company currently has two non-strategic products, DUADACIN(R) and IPSATOL(R), with PPA and has ceased distribution until possible approved alternatives, including reformulations, are available. Management presently believes that the outcome of this recent development will not have a material adverse effect on the Company's consolidated financial position or results from operations.


NOTE J - NET INCOME (LOSS) PER SHARE

The Company computes income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings Per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income
(loss) per share for entities with publicly held common stock or instruments which are potentially common stock.

Basic net income per common share is determined by dividing the net income
(loss) by the weighted average number of shares of common stock outstanding. Diluted net income (loss) per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                                      As of December 31,   As of December 31,
                                            2000                 1999
                                      -----------------    -----------------


Basic Shares                              7,900,000            7,970,000
Dilution: Stock options and warrants              0               50,000
                                          ---------            ---------
Diluted shares                            7,900,000            8,020,000

Net income (loss)                      $ (2,062,832)           $ 560,562

Basic & diluted net income
    (loss) per share                         $ (.26)               $ .07


For the year ended December 31, 2000, 160,000 stock options and warrants were not considered, as they would be antidilutive.


NOTE K - BUSINESS SEGMENT INFORMATION


The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies. The reportable segments are distinct business units operating in different industries with no intersegment sales. The following information about the two segments is for the year ended December 31, 2000 and 1999.


                                                2000              1999
                                                ----              ----

Net sales:
  Kenwood Therapeutics                      $7,664,884       $10,688,229
  Doak Dermatologics, Inc.                  10,892,545         8,162,065
                                            ----------        ----------
                                           $18,557,429       $18,850,294

Depreciation and
amortization:
  Kenwood Therapeutics                        $706,410          $893,721
  Doak Dermatologics, Inc.                     248,158           244,331
                                            ----------        ----------
                                              $954,568        $1,138,052

Income (loss) before
Income tax expense (benefit):
  Kenwood Therapeutics                     ($5,417,336)        ($501,825)
  Doak Dermatologics, Inc.                   2,956,504        $1,422,387
                                            ----------        ----------
                                           ($2,460,832)         $920,562

Income tax expense (benefit):
  Kenwood Therapeutics                     ($1,387,000)        ($253,000)
  Doak Dermatologics, Inc.                     989,000           613,000
                                            ----------         ---------
                                             ($398,000)         $360,000

Net income (loss):
  Kenwood Therapeutics                     ($4,030,336)        ($248,825)
  Doak Dermatologics, Inc.                   1,967,504           809,387
                                            ----------         ---------
                                           ($2,062,832)         $560,562

Segment total assets:
  Kenwood Therapeutics                     $14,939,032       $19,601,902
  Doak Dermatologics, Inc.                   2,381,504         2,921,676
                                            ----------        ----------
                                           $17,320,536       $22,523,578



Geographic information
(revenues):
  Kenwood Therapeutics
     United States                          $7,205,065       $10,213,932
     Other countries                           459,819           474,297
                                            ----------        ----------
                                            $7,664,884       $10,688,229

  Doak Dermatologics, Inc.
     United States                          $9,393,769        $6,920,031
     Other countries                         1,498,776         1,242,034
                                            ----------        ----------
                                           $10,892,545        $8,162,065






                                              2000               1999
                                              ----               ----

Net sales by category:
  Dermatology                             $10,892,545         $8,162,065
  Respiratory                               3,491,122          7,303,514
  Nutritional                               2,200,535          1,490,448
  Internal Medicine                         1,673,437          1,483,819
  Personal Hygiene                            299,790            410,448
                                           ----------         ----------
                                          $18,557,429        $18,850,294


The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales. Also, all long-lived assets are located in the United States.